August 21, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (617) 444-3695

Paul Sagan
President and Chief Executive Officer
Akamai Technologies Inc.
8 Cambridge Center
Cambridge, MA 02142

> **Re:** **Akamai Technologies Inc.**
> **Definitive 14A**
> **Filed April 9, 2007**
> **File No. 0-27275**

Dear Mr. Sagan:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Discussion and Analysis, page 9
General Objectives and Policies, page 9

1. One of the factors you considered in executive compensation decisions is
    "external competitive data." Clarify the external competitive data used in making
    your compensation decisions. Since you appear to benchmark compensation, you
    are required to identify the companies that comprise the benchmark group. If you
    have benchmarked different elements of your compensation against different
    benchmarking groups, please identify the companies that comprise each group.
    Refer to Item 402(b)(2)(xiv) of Regulation S-K. This disclosure should include a
    discussion of where actual payments fall within targeted parameters. To the
    extent actual compensation was outside a targeted percentile range, include an
    explanation of the reasons for this, as you have done for the base salary
    component of your compensation program.

2. You state that you benchmark at the median level of your peers for "most
    positions." Clarify those specific positions for any named executive officers that
    are not benchmarked at the median level and clearly disclose the benchmark used
    for these executives.

3. Please elaborate on the role of Mr. Sagan in Akamai's compensation processes
    and his input during the crafting of compensation packages. Refer to Item
    402(b)(2)(xv) of Regulation S-K.

4. We refer you to Release 33-8732A, Section II.B.1. The Compensation
    Discussion and Analysis should be sufficiently precise to identify material
    differences in compensation policies with respect to individual executive officers.
    Please explain the reasons for the differences in the amounts of compensation
    awarded to the named executive officers. For example, Mr. Sagan received stock
    and option grants that were significantly higher than the amount received by the
    other named executive officers. We direct your attention to Item 402(b)(2)(vii) of
    Regulation S-K.

Elements of Compensation, page 10

5. As stated on page 10, you do not adopt express formulae for weighting different
    elements of compensation or for allocating between long-term and short-tem
    compensation, but you "strive to develop comprehensive packages that are
    competitive with those offered by other companies." As a general matter, it is not
    clear how you determine the general concept of "competitive" pay. Please
    provide sufficient quantitative and qualitative disclosure that addresses the
    specific levels of compensation for each named executive officer. More
    specifically, we direct your attention to the disclosure relating to base salaries and
    long-term incentive compensation, where your disclosure indicates that specific

payout levels for these forms of compensation were based on the scope of responsibilities, peer group practices, executives' background, and training and experience. Explain and place in context each of the specific factors considered by the committee in ultimately approving specific pieces of each named executive officers' compensation package, analyze the reasons why the Committee believes that the amounts paid are appropriate in light of the various items it considered in making specific compensation decisions, and describe why determinations with respect to one element may or may not have influenced the Committee's decisions with respect to other allocated or contemplated awards. Refer also to Section II.B. of Release 33-8732A.

6. You provide little discussion and analysis of the effect of individual performance on incentive compensation despite disclosure suggesting it is a significant factor considered by the committee. Please provide additional disclosure and analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. Also expand your discussion and analysis of the factors the committee considered in establishing personal objectives for Mr. Sagan. See Item 402(b)(2)(vii) of Regulation S-K.

7. You have not provided a quantitative discussion of all of the terms of the necessary targets to be achieved for your named executive officers to earn their cash incentive bonuses, and performance-based restricted stock units. For example, we note the specific individual or departmental performance goals for 2006 that were used to determine 20% of the cash incentive bonus and the cumulative revenue and earnings per share targets for 2006, 2007 and 2008 for the performance-based restricted stock awards. Please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In addition, we note that part of this compensation is based upon qualitative performance factors, in particular the individual performance goals. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v). To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

8. In addition, since annual compensation packages are established at the beginning of the year, disclose the cash and equity compensation, focusing on performance targets, established in January 2007 for the 2007 fiscal year or provide a supplemental analysis as indicated in the prior comment.

Long-Term Incentives, page 12

9. Footnote one to the Outstanding Equity Awards table on page 18 indicates that "vesting may accelerate with respect to a portion of certain stock options if we achieve certain financial performance metrics." Please add appropriate narrative disclosure that explains the material terms of the stock options that include accelerated vesting provisions, including appropriate disclosure of the "certain financial performance metrics" referenced in your disclosure.

Severance Plan, page 13

10. Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the employment and severance agreements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Option Exercises and Stock Vested, page 20

11. Footnote one states that in cases involving an exercise and immediate sale, the value was calculated based on the actual sale price. Instruction 1 to Item 402(g)(2) of Regulation S-K requires that this amount be calculated as the difference between the market price of the underlying securities at exercise and the exercise price of the options.

Post-Employment Compensation and Other Employment Agreements, page 20

12. Disclose the material terms of the employment and letter agreements referred to in this section. For example, we note the general references to agreements with Ms. Haratunian and Messrs. Sherman and Cobuzzi. Also, provide clear disclosure of the material terms of the agreement with Mr. Cobuzzi setting forth the terms of his transition from CFO to a special advisor and clearly state all payments made in connection with this transition. See Instruction 4 to Item 402(j) of Regulation S-K.

Paul Sagan
Akamai Technologies Inc.
August 21, 2007
Page 5

13. Describe and quantify the estimated payments and benefits that would be provided in each covered circumstance. See Item 402(j)(2) of Regulation S-K. The disclosure currently does not include a quantification of the payments and benefits if the named executives' employment were involuntarily terminated for any reason other than cause, and in the event of death or disability.

Director Compensation, page 22

14. Disclose all assumptions made in the valuation of awards in the stock awards column of the director compensation table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in Management's Discussion and Analysis. See the Instruction to Item 402(k) of Regulation S-K, which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3357 with any questions.

Sincerely,

Pam Howell
Special Counsel